UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Hampden Bancorp, Inc.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

40867E107

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☐	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40867E107

1	Name of Reporting Persons Hampden Bank Charitable Foundation

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 312,812

	6	Shared Voting Power 0

	7	Sole Dispositive Power 312,812

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 312,812

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 5.6%

12	Type of Reporting Person (See Instructions) EP

Item 1 (a)	Name of Issuer: Hampden Bancorp, Inc.
Item 1 (b)	Address of Issuer’s Principal Executive Offices: 19 Harrison Avenue Springfield, MA 01102

Item 2 (a)	Name of Person Filing: The name of the person filing this statement (the "Reporting Person") is Hampden Bank Charitable Foundation.
Item 2 (b)	Address of Principal Office: The address of the principal office of the Reporting Person is 19 Harrison Avenue, Springfield, MA 01102.
Item 2 (c)	Citizenship: State of Delaware
Item 2 (d)	Title of Class of Securities: This statement relates to common stock, par value $0.01 per share, of the Issuer ("Common Stock").
Item 2 (e)	CUSIP Number: 40867E107

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership:
(a) Amount beneficially owned: 312,812
(b) Percent of class: 5.6% (based on 5,541,004 shares of Common Stock outstanding as of December 31, 2014)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 312,812 Shares
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 312,812 Shares
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.
This item is not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
This item is not applicable.

Item 7	Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on By the Parent Holding Company.
This item is not applicable.

Item 8	Identification and Classification of Members of a Group.
This item is not applicable.

Item 9	Notice of Dissolution of Group.
This item is not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2015

Hampden Bank Charitable Foundation

/s/ Robert A. Massey

Hampden Bank Charitable Foundation
Name: Robert A. Massey
Title: Treasurer